Exhibit 99.1

For immediate release

PreMD to Present Data on New LungAlert™ Test Format at
American Association for Clinical Chemistry Meeting

Toronto, Ontario (April 10, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that a scientific abstract describing a new microwell-based format of LungAlert™ has been accepted for presentation at the upcoming American Association for Clinical Chemistry Annual Meeting, July 23 - 27, 2006, in Chicago, Illinois.

“This new, patent-pending test format can be processed using standard, automated equipment that is found in many laboratories,” said Dr. Brent Norton, President and Chief Executive Officer. “We believe the microwell-based format will enhance the value of our cancer portfolio to potential partners and help to create additional market opportunities for these tests.”

The abstract accepted for presentation is A Microwell-Based Galactose Oxidase-Schiff’s Assay for Thomsen-Friedenreich Antigen in Diagnosis of Lung Cancer, by G. Cox and J. Miller, of McMaster University, Hamilton, Ontario, and R. Zawydiwski, M. Evelegh and C. Carte, of PreMD.

The AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and others involved with clinical laboratory medicine, science and related disciplines. The AACC provides leadership in advancing the practice and profession of clinical laboratory medicine and its role in improving health care. Its members develop and perform tests conducted in hospital laboratories, clinics, medical centers and other health care settings.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
Tel: 416-222-3449 ext. 27
Email: sbolivier@premdinc.com